Registration No. 333-36655
    As filed with the Securities and Exchange Commission on December 15, 1997

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                          PRE-EFFECTIVE AMENDMENT NO. 2
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                             LASERSIGHT INCORPORATED
             (Exact name of registrant as specified in its charter)

   Delaware                          3845                       65-0273162
(State or other           (Primary Standard Industrial       (I.R.S. Employer
jurisdiction of            Classification Code Number)    Identification Number)
incorporation or
organization)

                               12161 Lackland Road
                            St. Louis, Missouri 63146
                                 (314) 469-3220
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


             Mr. Gregory L. Wilson                          Copies to:
            Chief Financial Officer                   Jacques K. Meguire, Esq.
            LaserSight Incorporated                Sonnenschein Nath & Rosenthal
              12161 Lackland Road                        8000 Sears Tower
           St. Louis, Missouri 63146                  Chicago, Illinois 60606
               (314) 469-3220                             (312) 876-8000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

     Approximate date of commencement of proposed sale to public: From time to time after the Registration Statement is declared effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest
reinvestment plans, check the following box.                        [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.             [ ]

     If this Form is to be a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the registration statement of the earlier effective registration statement for the
same offering.                                                      [ ]

     If the delivery of the  prospectus  is expected to be made pursuant to Rule
434, please check the following box.                                [ ]


                         CALCULATION OF REGISTRATION FEE

Title of Each  Class of              Amount  to be          Proposed  Maximum         Proposed  Maximum       Amount of
Securities to be Registered          Registered (1)         Offering Price per        Aggregate Offering    Registration
                                                                  Share                  Price (1)            Fee (5)

Common  Stock, $.001 par value.......  7,603,668 shs. (2)        $3.48 (3)              $26,460,765          $7,805.93
Common  Stock, $.001 par value.......    790,000 shs. (4)        $3.48 (3)               $2,749,200             811.01
                                       --------------
Total................................  8,393,668 shs.                                                        $8,616.94
                                       ==============

    (1) In the event of a stock split, stock dividend, or similar transaction involving the Common Stock of the Company, the number of shares registered hereby shall be automatically increased pursuant to Rule 416 to cover the additional shares of Common Stock required to prevent dilution.

    (2) Equals 200% of the number of shares of Common Stock that would have been issuable if all 1,295 shares of the Company's Series B Convertible Participating Preferred Stock (the "Series B Preferred Stock") had been converted as of December 10, 1997.

    (3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c). Based on the average of the high and low prices reported for the Common Stock on The Nasdaq Stock Market on December 12, 1997.

    (4) Represents shares issuable upon exercise of outstanding warrants (the "Warrants") issued in connection with the foregoing private placement.

    (5) Of which a total of $9,290.93 was paid on September 29 and November 20, 1997.

THE REGISTRANT HEREBY AMENDS THIS  REGISTRATION  STATEMENT ON SUCH DATE OR DATES
AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT  SHALL FILE
A FURTHER AMENDMENT WHICH SPECIFICALLY  STATES THAT THIS REGISTRATION  STATEMENT
SHALL  THEREAFTER  BECOME  EFFECTIVE  IN  ACCORDANCE  WITH  SECTION  8(A) OF THE
SECURITIES  ACT OF  1933  OR  UNTIL  THE  REGISTRATION  STATEMENT  SHALL  BECOME
EFFECTIVE ON SUCH DATE AS THE COMMISSION,  ACTING PURSUANT TO SAID SECTION 8(A),
MAY DETERMINE.


                  SUBJECT TO COMPLETION DATED DECEMBER 15, 1997

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration  statement  relating  to these  securities  has been filed with the
Securities  and Exchange  Commission.  These  securities may not be sold nor may offers to buy be accepted prior to the time the registration  statement  becomes effective.  This  prospectus  shall  not  constitute  an  offer  to  sell or the solicitation of an offer to buy nor shall there be any sale of these  securities in any State in which such offer,  solicitation  or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS
                            8,393,668 Shares (Note 1)
                             LASERSIGHT INCORPORATED
                         Common Stock ($.001 par value)


     This Prospectus relates to an aggregate of 8,393,668 shares (the "Shares") of common stock, $.001 par value ("Common Stock"), of LaserSight Incorporated, a Delaware corporation (the "Company") being offered for sale from time to time by the selling shareholders named in this Prospectus (the "Selling Shareholders") as follows:

         (i) an aggregate of up to 7,603,668 shares issuable upon the conversion
          (such  shares,  the  "Conversion  Shares")  from time to time (but not
          after  August  29,  2000)  of  the  Company's   Series  B  Convertible
          Participating  Preferred  Stock (the "Series B Preferred  Stock") (see
          Note (1) below), and

         (ii) up to 790,000 shares (the "Warrant Shares" and with the Conversion
          Shares collectively, the "Shares") issuable upon the exercise of warrants issued in connection with the Company's private placement of Series B Preferred Stock in August 1997 (the "1997 Warrants").

     If all of the 1997  Warrants  are  exercised,  the  Company  would  realize
$4,668,900 in proceeds. See "Use of Proceeds." The Company will not receive any proceeds from any sale of Conversion Shares or Warrant Shares by the Selling
Shareholders. The Company has been advised by the Selling Shareholders that there are no underwriting arrangements with respect to the sale of Common Stock, that the Resale Shares may be offered hereby from time to time for the account of Selling Shareholders in transactions on The Nasdaq Stock Market, in negotiated transactions or a combination of both at prices related to prevailing market prices, or at negotiated prices. See "Selling Shareholders" and "Plan of Distribution." The Company will pay the expenses in connection with the registration of the Shares (other than any underwriting discounts and selling commissions, and fees and expenses of counsel and other advisors, if any, to the Selling Shareholders) estimated to be $50,000.

     The Common  Stock is traded on The  Nasdaq  Stock  Market  under the symbol
"LASE." On December 12, 1997, the closing sale price for the Common Stock was $3.484375 per share.

THE SHARES INVOLVE A HIGH DEGREE OF RISK.  SEE "RISK FACTORS"  BEGINNING ON PAGE
5.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
         EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                               A CRIMINAL OFFENSE.

                The date of this Prospectus is December __, 1997.

                       (Cover page continued on next page)


                   (Cover page continued from preceding page)

Note (1):

     The number of Conversion Shares offered for resale by this Prospectus equals the number of Conversion Shares that, based on an assumed Conversion
Price (as defined below) of $3.40625, the Company's agreements with the holders of the Series B Preferred Stock require it to cause to be registered for resale, assuming that the Company obtains the shareholder approval described below. Such number of Conversion Shares equals 200% of the 3,801,834 shares of Common Stock that would have been issuable if the holders of all shares of outstanding Series
B Preferred Stock had elected to convert such shares as of December 10, 1997 and if such shareholder approval had been obtained. If as of any date, such number of shares (3,801,834) were to become less than 175% of the aggregate number of Conversion Shares that would then be issuable as of such date, then the Company would be required to cause the registration of such additional Conversion Shares under the Securities Act of 1933. The number of Conversion Shares that will be issued is not limited, however, and could be significantly more than (or less than) 3,801,834. However, the Company will not issue more than 1,995,534 Shares without the prior approval of the Company's shareholders as required by the listing rules of the NASDAQ National Market and the terms governing the Series B
Preferred Stock.

     The Series B Preferred Stock is convertible at the option of any holder thereof at any time or from time to time until August 29, 2000, on which date all shares of Series B preferred Stock then outstanding will automatically be converted into Common Stock. The number of Conversion Shares issuable upon the conversion of each of the 1,295 shares of Series B Preferred Stock outstanding as of the date of this Prospectus equals $10,000 divided by the Conversion Price
(as defined) in effect as of the date of such conversion. As of any conversion date, the Conversion Price will equal the lesser of (i) $6.68 per share or (ii) the average of the three lowest closing bid prices of the Common Stock during the 20 (or under certain circumstances 30) consecutive trading days preceding such conversion date. See "The Offering," "Selling Shareholders," "Plan of
Distribution," "Risk Factors--Effect of Conversion of Series B Preferred Stock" and "Description of Securities."



                                TABLE OF CONTENTS



Documents Incorporated by Reference                    Description of Securities
The Company                                            Plan of Distribution
The Offering                                           Selling Shareholders
Risk Factors                                           Legal Matters
Use of Proceeds                                        Experts
Capitalization                                         Available Information

                           --------------------------

No dealer, salesman or other person has been authorized to give any information or to make any representation other than those contained or incorporated by reference in this Prospectus in connection with the offerings described herein, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Selling Shareholder.
Neither the delivery of this Prospectus nor any offer, sale or exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs or operations of the Company since the date of this Prospectus, or that the information herein is correct as of any time subsequent to such date.

                       DOCUMENTS INCORPORATED BY REFERENCE

     The following documents of the Company filed with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934
(the "Exchange Act") are incorporated by reference in this Prospectus:

     A.   The Company's  Annual Report on Form 10-K for the year ended  December
          31, 1996, as amended by a Form 10-K/A filed on December 12, 1997;

     B.   The Company's  Quarterly  Reports on Form 10-Q for the quarters  ended
          March 31, June 30, and  September  30, 1997 (each as amended by a Form
          10-Q/A filed on December 11, 1997);

     C.   The Company's  Current Reports on Form 8-K filed on February 25, March
          18, March 27, April 8, April 25, July 1, July 31, August 13, September
          2, September 11, September 15, September 29, and November 7, 1997;

     D.   The  description  of the Common Stock  contained in the Company's Form
          8-A/A (Amend. No. 3) filed on September 29, 1997; and

     E.   The Company's Proxy Statement dated December __, 1997.

     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.

     Any statement contained in a document incorporated or deemed to be incorporated in this Prospectus by reference shall be modified or superseded for the purpose of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated in this Prospectus by reference modifies or replaces such statement.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any and all of the information that has been or may be incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference into the information that this Prospectus incorporates). Written requests for such copies should be directed to Secretary, LaserSight Incorporated, 12161 Lackland Road,
St. Louis, Missouri 63146; telephone no: (314) 469-3220.


                                   THE COMPANY

     LaserSight Incorporated and its subsidiaries operate in two major operating
segments:   technology  and  health  care  services.   The  Company's  principal
wholly-owned  operating  subsidiaries  include:  LaserSight  Technologies,  Inc.
("LaserSight  Technologies"),  LaserSight Patents, Inc. ("LaserSight  Patents"),
MRF, Inc. ("MRF" or "The Farris Group"),  and MEC Health Care, Inc. ("MEC"), and
LSI Acquisition, Inc. ("LSIA").

     The  technology  segment of the Company's  operations  includes  LaserSight
Technologies and related subsidiaries.  These entities develop,  manufacture and market ophthalmic lasers with a galvanometric  scanning system primarily for use in performing PRK (photorefractive  keratectomy) which utilizes a one millimeter scanning laser beam to ablate  microscopic  layers of corneal tissue in order to reshape  the  cornea  and to correct  the eye's  point of focus in persons  with
myopia  (nearsightedness),   hyperopia  (farsightedness)  and  astigmatism.   In
addition,  they license and hold title to various  patents related to the use of excimer lasers to ablate  biological  tissue and related to keratome  design and usage.

     The health care services segment includes MEC, LSIA and MRF. MEC is a total vision care managed care company which manages complete vision care programs for health maintenance organizations ("HMOs") and other insured enrollees. LSIA is a physician practice management company which manages the ophthalmic practice known as "Northern New Jersey Eye Institute" or "NNJEI" under a management services agreement. MRF is a consulting firm that develops and implements vertical integration strategies for hospitals and managed care companies, including the identification, negotiation and acquisition of physician practices and the development of physician networks.

     The Company was incorporated in Delaware in 1987, but was inactive until 1991. In April 1993, the Company acquired its LaserSight Centers Incorporated
("LaserSight  Centers")  subsidiary in a stock-for-stock  exchange.  In February
1994, the Company acquired the stock of MRF, Inc. In July 1994, the Company was reorganized as a holding company. In October 1995, the Company acquired its MEC subsidiary in a merger. In July 1996, the Company's LSIA subsidiary acquired the assets of the NNJEI's ophthalmic practice.

     As used herein, the term the "Company" refers to LaserSight Incorporated and its subsidiaries, unless the context otherwise requires. The Company's principal offices and mailing address are 12161 Lackland Road, St. Louis, Missouri 63146, and its telephone number is (314) 469-3220.

                                  THE OFFERING

Common Stock outstanding as of December 10, 1997   9,984,672 shares

Shares Offered by Selling Shareholders:

Common Stock issued to date upon conversion
  of Series B Preferred Stock                      None.

Common Stock issuable upon conversion of           Minimum: 1,938,622 shares(1)
  outstanding Series B Preferred Stock             Maximum: To be determined(2)

Common Stock issuable upon exercise of
  1997 Warrants                                    790,000 shares

Other

Risk Factors                                       The  Shares  involve  a  high
                                                   degree  of  risk.   Investors
                                                   should carefully consider the
                                                   information  set forth  under
                                                   "Risk Factors."

Proceeds to the Company if the 1997 Warrants
  are exercised in full                            $4,668,900

Use of proceeds                                    Working    capital;   general
                                                   corporate  purposes.

Nasdaq Stock Market trading symbol                 LASE


     (1) Calculated on the basis of 1,295 shares of Series B Preferred Stock and a maximum conversion price of $6.68 per share.

     (2) In the event of a conversion, the actual number of shares of Common Stock issuable will equal (i) the original purchase price of the shares of Preferred Stock ($10,000 per share) to be converted divided by (ii) a conversion price equal to the lesser of $6.68 per share or the average of the three lowest closing bid prices of the Common Stock during the 20 consecutive trading days preceding such conversion (30 trading days if the five-day average closing bid price on February 25, 1998 is less than $5.14), but in no event more than 1,995,534 shares without shareholder approval. If a conversion occurs when the Common Stock is not listed on the Nasdaq National Market, the American Stock Exchange or the New York Stock Exchange, the otherwise-applicable conversion price will be multiplied by 0.93.

     For the foreseeable future, the Company does not anticipate paying dividends on the Common Stock, and thus does not anticipate paying any participating dividends on the Series B Preferred Stock. The actual number of shares of Common Stock to be issued as dividends on Preferred Stock will equal the amount of dividends paid on the Common Stock, if any, through the date of the conversion thereof, divided by the market price of the Common Stock on the date preceding such event. See "Description of Securities--Preferred Stock."

                                  RISK FACTORS

     The Shares offered hereby involve a high degree of risk. In addition, this Prospectus contains forward-looking statements (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) which involve risks and uncertainties. Included in the following Risk Factors are factors that could affect the Company's actual results and could cause the Company's actual results to differ in material respects from the results discussed in any forward-looking statements made by, or on behalf of, the Company in this Prospectus and the documents incorporated by reference herein. In addition to the other information contained or incorporated by reference in this Prospectus, purchasers of the Shares should carefully consider the following risk factors:

Company-Related Uncertainties
-----------------------------

     Potential Obligation to Redeem Preferred Stock if Stockholder Approval Not Obtained. If for any reason the Company's shareholders do not approve by December 26, 1997 (or such later date as may be approved by all of the holders of the Series B Preferred Stock) the possible issuance of an indefinite number of shares of Common Stock upon the conversion of the Company's outstanding Series B Preferred Stock, any holder of Series B Preferred Stock may elect to require the Company to redeem a portion of such holder's Series B Preferred Stock for cash in an amount equal to the Special Redemption Price. For this purpose, the Special Redemption Price means a cash payment equal to the greater of (i) the liquidation preference of $10,000 multiplied by 125% or (ii) the current value of the Common Stock, using the price per share of Common Stock, which the holders of such shares of Series B Preferred Stock would otherwise be entitled to receive upon conversion. A holder could elect to require the Company to redeem whatever portion of its Series B Preferred Stock is necessary to cause the aggregate number of shares of Common Stock that would be issuable if such holder were to convert all of its remaining Series B Preferred Stock and exercise all of its 1997 Warrants to equal no more than 50% of such holder's pro rata portion of the 1,995,534 shares of Common Stock that a listing rule of the NASDAQ National Market and the terms of the Series B Preferred Stock allow the Company to issue without prior shareholder approval. The lower the price of the Company's Common Stock at the time of a holder's conversion of its Series B Preferred Stock, the greater would be the number of shares of Common Stock that would be issuable to such holder upon such conversion and thus the greater the portion of such holder's Series B Preferred Stock that it could elect to require the Company to redeem.

     The Company does not have sufficient cash or marketable securities to satisfy this redemption obligation if it were to arise, and there can be no assurance that the Company will have sufficient cash or other resources to satisfy any such future redemption obligation. Such redemption would result in a default in the Company's credit facility with Foothill Capital Corporation and would have a material adverse effect on the Company's financial position and liquidity. The Company has requested that each of the four holders of Series B Preferred Stock waive their right to require a redemption until February 28, 1998. To avoid such adverse consequences, such a waiver would need to be unanimous. There can be no assurance as to whether, when or on what terms such a unanimous waiver can be obtained. If all of the holders of Series B Preferred Stock refuse to grant such waivers and elect to require the Company to redeem the full amount that they would be entitled to redeem, the Company estimates, based on the average of the three lowest closing bid prices of the Common Stock during the 20-trading day period preceding December 10, 1997 ($3.40625), that the aggregate amount of its redemption obligation would equal at least $15,312,500, including a premium of 25% or approximately $3,062,500. These amounts would be greater to the extent that (i) the highest closing bid price of the Common Stock during the period beginning 10 trading days before the redemption event and ending five business days after such event exceeds the Conversion Price that would have been applicable if the preferred shares had been converted instead of redeemed, or (ii) the required redemption were to occur more than five business days after the Company's receipt of a conversion request.

     Potentially Unlimited Number of Common Shares Issuable Upon Conversion of Preferred Stock. The number of shares of Common Stock issuable upon each conversion of the Series B Preferred Stock will depend on the average of the three lowest closing bid prices of the Common Stock during the period immediately preceding such conversion and will increase as the market price of the Common Stock declines below $6.68 per share (the maximum conversion price of the Series B Preferred Stock). There is no limit on the number of shares of Common Stock issuable in connection with the conversions of Series B Preferred Stock, except that the issuance of more than 1,995,534 shares of Common Stock in connection with such conversions is subject to the approval of the Company's shareholders at a special meeting of shareholders scheduled for January ___, 1998. The table below illustrates how changes in the market price of the Common Stock could effect the number of shares issuable upon such conversions:


          Assumed                 Number of              As % of Common Shares
        Conversion               Conversion               Assumed Outstanding
         Price (1)             Shares Issuable           After Conversion (2)

          $1.00                 12,950,000                      56.5%
          $2.00                  6,475,000                      39.3%
          $3.00                  4,316,667                      30.2%
          $3.40625 (3)           3,801,834                      27.6%
          $4.00                  3,237,500                      24.5%
          $5.00                  2,590,000                      20.6%
          $6.00                  2,158,333                      17.8%
          $6.68                  1,938,622                      16.3%
(maximum conversion price)

     (1) Based on the lesser of $6.68 per share or the Variable Conversion Price. For this purpose, "Variable Conversion Price" means the average of the three lowest closing bid prices of the Common Stock during the 20 trading days (or, under certain circumstances, 30 trading days) immediately preceding the applicable conversion date (subject to equitable adjustment for any stock splits, stock dividends, reclassifications or similar events during such period).

     (2) Assumes that the aggregate number of shares outstanding at the time of conversion equals the 9,984,672 shares of Common Stock outstanding on December 10, 1997 plus the number of shares issuable in connection with such conversion. Also assumes that all shares of Preferred Stock are converted at the conversion price indicated.

     (3) Equals the Conversion Price that would have been applicable if all of the Series B Preferred Stock had been converted as of December 10, 1997.


     In addition, in the event of a liquidation of the Company, the holders of the Series B Preferred Stock would be entitled to receive distributions in preference to the holders of the Common Stock.

     Past and Expected Future Losses and Operating Cash Flow Deficits; No Assurance of Future Profits or Positive Operating Cash Flows. The Company incurred losses of $4.1 million and $5.5 million during 1996 and the first nine months of 1997, respectively. During such 1996 and 1997 periods, the Company had a deficit in cash flow from operations of $4.2 million and $3.0 million, respectively. Although the Company achieved profitability during 1995 and 1994, it had a deficit in cash flow from operations of $1.9 million during 1995. In addition, the Company incurred losses in 1991 through 1993. As of September 30, 1997, the Company had an accumulated deficit of $10.1 million. The Company expects to incur a loss and a deficit in cash flow from operations for the fourth quarter of 1997. There can be no assurance that the Company can regain or sustain profitability or positive operating cash flow in any subsequent fiscal period.

     Uncollectible Receivables Could Exceed Reserves. At September 30, 1997, the Company's trade accounts and notes receivable aggregated approximately $11,090,000, net of total allowances for collection losses and returns of approximately $1,650,500. Approximately 87% of net receivables at September 30, 1997 relate to international accounts. Accrued commissions, the payment of which generally depends on the collection of such net trade accounts and notes receivable, aggregated approximately $1,551,000 at September 30, 1997. Exposure to collection losses on technology-related receivables is principally dependent on the Company's customers ongoing financial condition and their ability to generate revenues from the Company's laser systems. The Company's ability to evaluate the financial condition and revenue generating ability of prospective customers located outside of the United States is generally more limited than for customers located in the United States. The Company monitors the status of its receivables and maintains a reserve for estimated losses. The Company's operating history has been relatively short. There can be no assurance that the Company's reserves for estimated losses ($1,393,000 at September 30, 1997) will be sufficient to cover actual write-offs over time. Actual write-offs that materially exceed amounts reserved could have a material adverse effect on the Company's consolidated financial condition and results of operations.

     Potential Liquidity Constraints. During the quarter ended September 30, 1997, the Company experienced a $2.2 million deficit in cash flow from operations (73% of the year-to-date deficit), largely resulting from the low level of laser system sales and the increase in the Company's research, development and regulatory expenses. During the quarter, the Company also experienced significant decreases in the amount of working capital (from $6.4 million to $4.5 million) and cash and cash equivalents (from $3.1 million to $1.2 million). Although the Company expects cash flow from operations to improve somewhat in the fourth quarter of 1997 and first quarter of 1998 relative to the level for the third quarter of 1997, such improvement will depend on, among other things, the Company's ability to sell and produce its new LaserScan LSX laser systems and its Automated Disposable Keratome ("ADK") product. See "--Technology-Related Uncertainties--New Products". Subject to these factors, the Company believes that its balances of cash and cash equivalents, together with expected operating cash flows and the availability of its revolving credit facility with Foothill Capital Corporation ("FCC") will be sufficient to fund its anticipated working capital requirements for the next 12-month period based on modest growth and anticipated collection of receivables. However, a failure to collect timely a material portion of current receivables or unexpected delays in the shipment of the Company's LaserScan LSX or ADK products could have a material adverse effect on the Company's liquidity.

     Uncertainty Regarding Availability or Terms of Capital to Satisfy Possible Additional Needs. The Company may need additional capital, including to fund the following:

          (i) any future negative cash flow from operations,

          (ii) the amounts payable to the holders of the Series B Preferred Stock as a result the failure of the Company to cause the registration of the Shares by November 27, 1997 (based on the amount of Series B Preferred Stock outstanding as of the date of this Prospectus, the aggregate amount of such payments is $129,500 during the first month (or $4,317 per day) and $259,000 per month ($8,633 per day) thereafter),

          (iii) the introduction of its laser systems into the U.S. market after receiving FDA approval (the Company believes the earliest these expenses might occur is the second half of 1998), and

          (iv) to satisfy certain cash payment obligations under its PMA acquisition agreement of July 1997. (Such cash payment obligations under the PMA acquisition agreement include $1.75 million payable in the event the FDA approves the PMA before July 29, 1998 and $1.0 million payable in the event that the FDA approves the Company's scanning laser for commercial sale in the U.S. before April 1, 1998.)

     In addition, the Company may seek alternative sources of capital to fund its product development activities, to consummate future strategic acquisitions, and to accelerate its implementation of managed care strategies. Except for up to $3.2 million of additional borrowing available under its credit facility with FCC (subject to the reduction of such availability amount in monthly installments of $1.333 million commencing in August 1998 and to the Company's continued compliance with financial and other covenants), the Company has no present commitments to obtain such capital, and no assurance can be given that the Company will be able to obtain additional capital on terms satisfactory to the Company. The $4 million outstanding principal amount of the FCC term loan is payable in monthly installments of $1.333 million between May and July 1998. To the extent that future financing requirements are satisfied through the sale of equity securities, holders of Common Stock may experience significant dilution in earnings per share and in net book value per share. The FCC financing or other debt financing could result in a substantial portion of the Company's cash flow from operations being dedicated to the payment of principal and interest on such indebtedness and may render the Company more vulnerable to competitive pressures and economic downturns.

     Possible Dilutive Issuance of Common Stock--LaserSight Centers. The Company has agreed, based on a previously-reported acquisition agreement (the "Centers Agreement") entered into in 1993 and modified in July 1995 and March 1997, to issue to the former shareholders and option holders (including two trusts related to the Chairman of the Board of the Company and certain former officers and directors of the Company) of LaserSight Centers, the Company's development-stage subsidiary, up to 600,000 unregistered shares of Common Stock (the "Centers Earnout Shares") based on the Company's future pre-tax operating income through March 2002 from performing PRK, PTK or other refractive laser surgical procedures. The Centers Earnout Shares are to be issued at the rate of one share per $4.00 of such operating income. As of September 30, 1997, the Company had not accrued any amount of such pre-tax operating income. There can be no assurance that the issuance of Centers Earnout Shares will be accompanied by an increase in the Company's per share operating results. The Company is not obligated to pursue strategies that may result in the issuance of Centers Earnout Shares. It may be in the interest of the Chairman of the Board for the Company to pursue business strategies that maximize the issuance of Centers Earnout Shares.

     Possible Dilutive Issuance of Common Stock--Florida Laser Partners. Based on a previously-reported royalty agreement entered into in 1993 and modified in July 1995 and March 1997, the Company is obligated to pay to a partnership whose partners include the Chairman of the Board of the Company and certain former officers and directors of the Company a royalty of up to $43 (payable in cash or shares of Common Stock based on its then-current market value (the "Royalty Shares")), for each eye on which laser refractive optical surgical procedure is conducted on an excimer laser system owned or operated by LaserSight Centers or its affiliates. No such payment obligation has arisen as of September 30, 1997 because royalties do not begin to accrue until the earlier of March 2002 or the delivery of an additional 600,000 Centers Earnout Shares (none of which had accrued as of such date). There can be no assurance that the issuance of Royalty Shares will be accompanied by an increase in the Company's per share operating results. It may be in the interest of the Chairman of the Board for the Company to pursue business strategies that maximize the issuance of Royalty Shares.

     Possible Dilutive Issuance of Common Stock--The Farris Group. To the extent that an earnout provision relating to the Company's acquisition of The Farris Group in 1994 is satisfied based on certain annual pre-tax income targets through December 31, 1998, the Company would be required to issue to the former owner of such company (Mr. Michael R. Farris, the President and Chief Executive Officer of the Company) an aggregate of up to 750,000 shares of Common Stock (collectively, "Farris Earnout Shares"). To date, 406,700 Farris Earnout Shares have been issued based on the operating results of the Farris Group through December 31, 1995. As a result of the loss incurred by The Farris Group during 1996, no Farris Earnout Shares became issuable for such year. If additional Farris Earnout Shares become issuable, goodwill and the resulting amortization expense will increase. There can be no assurance that the issuance of Farris Earnout Shares will be accompanied by an increase in the Company's per share operating results.

     Acquisition- and Financing-Related Contingent Commitments to Issue Additional Common Shares. The Company has agreed in connection with its acquisition of the assets of the Northern New Jersey Eye Institute in July 1996 to issue up to 102,798 additional shares of Common Stock if the fair market value of the Common Stock in July 1998 is less than $15 per share. The Company may from time to time include similar provisions in future acquisitions and financings. The factors to be considered by the Company in including such provisions may include the Company's cash resources, the trading history of the Company's common stock, the negotiating position of the selling party or the investors as applicable, and the extent to which the Company determines that the expected benefit from the acquisition or financing exceeds the potential dilutive effect of the price-protection provision. Persons who are the beneficiaries of such provisions effectively receive limited protection from declines in the market price of the Common Stock, but other shareholders of the Company can expect to incur additional dilution of their ownership interest in the event of a decline in the price of the Common Stock.

     Dependence on Key Personnel. The Company is dependent on its executive officers and other key employees, especially Michael R. Farris, its President and Chief Executive Officer. A loss of one or more such officers or key employees, especially of Mr. Farris, could have a material adverse effect on the Company's business. The Company does not carry "key man" insurance on Mr. Farris or any other officers or key employees.

     Risks Associated with Past and Possible Future Acquisitions. The Company has made several significant corporate acquisitions in the last four years, including MRF in 1994, MEC in 1995, the assets of NNJEI in 1996, Photomed in 1997, and the IBM laser patents in 1997. These prior acquisitions, as well as any future acquisition, may not achieve adequate levels of revenue, profitability or productivity or may not otherwise perform as expected. Acquisitions involve special risks, including risks associated with unanticipated liabilities and contingencies, diversion of management attention and possible adverse effects on earnings resulting from increased goodwill amortization, increased interest costs, the issuance of additional securities and difficulties related to the integration of the acquired businesses. Although the Company is currently focusing on its existing operations, the future ability of the Company to achieve growth through acquisitions will depend on a number of factors, including the availability of attractive acquisition opportunities, the availability of funds needed to complete acquisitions, the availability of working capital needed to fund the operations of acquired businesses and the effect of existing and emerging competition on operations. Should additional acquisitions be sought, there can be no assurance that the Company will be able to successfully identify additional suitable acquisition candidates, complete additional acquisitions or integrate acquired businesses into its operations.

     Amortization of Significant Intangible Assets. Of the Company's total assets at September 30, 1997, approximately $31.1 million (57%) represents intangible assets, of which approximately $14.8 million reflects goodwill which is being amortized using an estimated life ranging from 12 to 25 years, approximately $11.5 million reflects the cost of patents which are being amortized over a period ranging from 8 to 17 years, and approximately $4.8 million reflects the cost of licenses and technology acquired which is being amortized over a period ranging from 31 months to 12 years. Goodwill is an intangible asset that represents the difference between the total purchase price of the acquisitions and the amount of such purchase price allocated to the fair value of the net assets acquired. Goodwill and other intangibles are amortized over a period of time, with the amount amortized in a particular period constituting a non-cash expense that reduces the Company's net income (or increases the Company's net loss) in that period. A reduction in net income resulting from the amortization of goodwill and other intangibles may have an adverse impact upon the market price of the Company's Common Stock. In addition, in the event of a sale or liquidation of the Company or its assets, there can be no assurance that the value of such intangible assets would be recovered.

     In accordance with SFAS 121, the Company reviews intangible assets for impairment whenever events or changes in circumstances, including a history of operating or cash flow losses, indicate that the carrying amount of an asset may not be recoverable. In such cases, the carrying amount of the asset is compared to the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss will be computed and recognized in accordance with SFAS 121. Expected cash flows are based on factors including historical results, current operating budgets and projections, industry trends and expectations, and competition.

     Year 2000 Concerns. The Company believes that it has prepared its computer systems and related applications to accommodate date-sensitive information relating to the Year 2000. The Company expects that any additional costs related to ensuring such systems to be Year 2000 compliant will not be material to the financial condition or results of operations of the Company. Such costs will be expensed as incurred. In addition, the Company is discussing with its vendors and customers the possibility of any interface difficulties which may affect the Company. To date, no significant concerns have been identified. However, there can be no assurance that no Year 2000-related operating problems or expenses will arise with the Company's computer systems and software or in their interface with the computer systems and software of the Company's vendors and customers.

Health Care Services-Related Uncertainties
------------------------------------------

     Risks Associated with Managed Care Contracts. As an increasing percentage of optometric and ophthalmologic patients are coming under the control of managed care entities, the Company believes that its success will, in part, depend on the Company's ability to negotiate contracts with HMOs, employer groups and other private third-party payors pursuant to which services will be provided on a risk-sharing or capitated basis. Under some of such agreements, the eye care provider accepts a predetermined amount per month per patient in exchange for providing all necessary covered services to the enrolled patients. Such contracts pass much of the risk of providing care from the payor to the provider. The proliferation of such contracts in markets served by the Company could result in greater predictability of revenues, but greater unpredictability of expenses. There can, however, be no assurance that the Company will be able to negotiate satisfactory arrangements on a risk-sharing or capitated basis. In addition, to the extent that patients or enrollees covered by such contracts require more frequent or extensive care than anticipated, operating margins may be reduced or, in the worst case, the revenues derived from such contracts may be insufficient to cover the costs of the services provided. As a result, the Company may incur additional costs, which would reduce or eliminate anticipated earnings under such contracts and could have a material adverse affect on the Company's results of operations.

     The success of the Company's MEC strategy will be dependent on its ability to maintain and expand its managed care contract relationships with HMOs, employee groups and other private third party payors. These relationships will depend largely on MEC's ability to recruit and retain optometrists and ophthalmologists, who are committed to providing quality, cost-effective care, to participate in MEC's contract provider network as well as to market such provider network to third party payors. The inability to effectively maintain MEC's provider network and third party payor contracts could have a material adverse effect on the Company's results of operations, financial condition and liquidity.

     Reimbursement; Trends and Cost Containment. The Company's revenues derived from LSIA are derived principally from management fees payable to LSIA from NNJEI. Because the amount of management fees payable to LSIA is generally determined with reference to the practice revenues of NNJEI, any reduction in the practice revenues generated by NNJEI could adversely affect the Company. There can be no assurance that NNJEI will continue to maintain a successful practice, that the management agreement between LSIA and NNJEI will not be terminated, or that the ophthalmologists will continue to be employed by NNJEI.

     A substantial portion of the revenues of NNJEI are derived from government sponsored health care programs (principally, the Medicare and Medicaid programs) or private third party payors. The health care industry is experiencing a trend toward cost containment as government and private third-party payors seek to impose lower reimbursement and utilization rates and negotiate reduced payment schedules with service providers. The Company believes that these trends will continue to result in a reduction from historical levels in per-patient revenue for such ophthalmic practices. Further reductions in payments to ophthalmologists or other changes in reimbursement for health care services would have an adverse effect on the Company's operations unless NNJEI is otherwise able to offset such payment reductions through cost reductions, increased volume, introduction of new procedures or otherwise.

     Rates paid by private third-party payors are based on established physician, ASC and hospital charges and are generally higher than Medicare reimbursement rates. Any decrease in the relative number of patients covered by private insurance could have a material adverse effect on NNJEI's results of operations. The federal government has implemented, through the Medicare program, the resource-based relative value scale ("RBRVS") payment methodology for physician services. This methodology went into effect in 1992 and was implemented during a transition period in annual increments through December 31,

1995. RBRVS is a fee schedule that, except for certain geographical and other adjustments, pays similarly situated physicians the same amount for the same services. The RBRVS is adjusted each year, and is subject to increases or decreases at the discretion of Congress. RBRVS-type of payment systems have also been adopted by certain private third-party payors and may become a predominant payment methodology. Wider-spread implementation of such programs would reduce payments by private third-party payors and could reduce NNJEI's practice revenues and, in turn, reduce the amount of management fees paid by NNJEI to LSIA. There can be no assurance that any or all of these reduced practice revenues could be offset by NNJEI through cost reductions, increased volume, introduction of new procedures or otherwise.

     Health Care Regulation - General. The Company is subject to extensive state, federal and local regulations. The Company is also subject to laws and regulations relating to business corporations in general. The Company believes its operations are in substantial compliance with applicable law. However, there can be no assurance that review of the Company's business, its affiliates, and contractual arrangements by courts or health care, tax, labor, and other regulatory authorities will not result in determinations that could adversely affect the operations of the Company. Also, there can be no assurance that the health care regulatory environment will not change and restrict the Company's existing operations or limit the expansion of the Company's business. The health care industry is presently experiencing sweeping and dynamic change. Much of this change has been prompted by market forces. Numerous legislative proposals and laws also have prompted other changes in the industry. In recent years a number of governmental and other public initiatives have developed to reform the health care system in the United States. If adopted, certain of these initiatives could substantially alter the method of delivery and reimbursement for medical care services in this country. There can be no assurance that current or future legislative initiatives or governmental regulation will not adversely affect the business of the Company.

     More generally, in recent years there have been changes in statutes and regulations regarding the provision of health care services and the Company anticipates that such statutes and regulations will continue to be the subject of future modification. The Company cannot predict what changes may be enacted, and what effect changes in these regulations might have upon the Company and its prospects. It is possible that federal or state legislation could contain provisions resulting in governmental price ceilings (even on procedures for which government health insurance is not available) which may adversely affect the ophthalmic laser market or otherwise adversely affect the Company's business in the United States. The uncertainty regarding additional health care statutes or regulations, and the enactment of reform legislation, could have an adverse affect on the development and growth of the Company's business and might result in additional volatility in the market price of the Company's securities.

     Health Care Regulation - Referrals. The health care industry is subject to "anti-referral" and "anti-kickback" laws governing patient referrals, and other laws concerning fee splitting with non-physicians. Although the Company believes that its operations are in substantial compliance with existing applicable laws, the Company's business operations have not been the subject of judicial or regulatory review. There can be no assurance that the Company's business will not be reviewed in the future, and if reviewed or challenged that the Company would prevail. Any such review or challenge of the Company's business could result in determinations that could adversely affect the operations of the Company. There can be no assurance that the health care regulatory environment will not change so as to restrict the Company's existing operations or their expansion. Aspects of certain health care reforms as proposed in the past, such as further reductions in Medicare and Medicaid payments and additional prohibitions on physician ownership, directly or indirectly, of facilities to which they refer patients, if adopted, could adversely affect the Company.

     Corporate Practice of Medicine. The laws of many states prohibit business corporations or other non-professional corporations such as the Company from practicing medicine and employing physicians to practice medicine. The Company intends to perform only non-medical administrative services, does not intend to represent to the public or patients of participating providers that it offers medical services, and does not intend to exercise influence or control over the practice of medicine by the participating providers with whom it affiliates pursuant to contractual arrangements. Accordingly, the Company believes that its intended operations will not be in violation of applicable state laws relating to the practice of medicine. However, the laws in most states regarding the corporate practice of medicine have been subjected to limited judicial and regulatory interpretation and, therefore, no assurances can be given that the Company's activities will be found to be in compliance, if challenged. The laws of many states also prohibit non-professional corporations such as the Company and other entities that are not owned entirely by physicians from (i) employing physicians, optometrists and other similar professionals, (ii) having control over clinical decision-making, or (iii) engaging in other activities that are deemed to constitute the practice of medicine. Some states also prohibit non-professional corporations from owning, maintaining or operating an office or facility for the practice of medicine. These laws may be construed to permit arrangements under which the physicians are not employed by or otherwise controlled as to clinical matters by the party supplying such facilities and non-professional services but provide services under contract with such an entity.

     Professional Liability. Although the Company does not intend to engage in the practice of medicine, there can be no assurance that the Company will not have liability arising from the medical services, utilization review, peer review, or other similar activities, of the participating providers. Under its contractual arrangements, the Company requires all participating providers to carry professional liability insurance and other insurance necessary to insure against such risks, and, where possible, to add the Company as an additional insured under such professional liability insurance policies and other applicable policies of the participating provider. It is unlikely that such insurers will add the Company as an additional insured. The Company carries general liability and casualty insurance, but there can be no assurance that claims in excess of any insurance coverage will not be asserted against the Company. The availability and cost of such insurance is beyond the control of the Company, and the cost of such insurance to the Company may have an adverse effect on the Company's operations. Additionally, successful claims of liability asserted against the Company that exceed applicable policy limits could have a material adverse effect on the Company's results of operations and financial condition.

     Competition. The Company will compete with other companies which seek to acquire the business assets of, provide management and other services to, and affiliate with existing provider practices. Other companies are actively engaged in businesses similar to that of the Company, some of which have substantially greater financial resources and longer operating histories than the Company and are located in areas where the Company may seek to expand in the future. The Company assumes that additional companies with similar objectives may enter the Company's markets and compete with the Company and there can be no assurance that the Company will be able to compete effectively with such companies. Additionally, the market for vision care is becoming increasingly competitive. The Company's participating providers may compete with many other providers. Competition is based on many factors including marketing and financial strength, public image and the strength of established relationships in the industry. There can be no assurance that the Company's participating providers can successfully compete in their respective markets.

     Insurance Regulation. Federal and state laws regulate insurance companies, HMOs and other managed care organizations. Many states also regulate the establishment and operation of networks of health care providers. Generally, these laws do not apply to the hiring and contracting of physicians by other health care providers. There can be no assurance that regulators in the states in which the Company operates would not apply these laws to require licensure of the Company's health care operations as an HMO, an insurer or a provider network. The Company believes that it is in compliance with these laws in the states in which it presently does business, but there can be no assurance that interpretations of these laws by the regulatory authorities in these states or in the states in which the Company may expand its managed care operations will not require licensing or a restructuring of some or all of the Company's managed care operations, or that if licensing is required, that the Company could complete such licensing in a timely manner. In addition, there can be no assurance that the Company's strategy to expand its managed vision care business will not subject it to regulation in other states.

     Dependence on Major Customer. Blue Cross and Blue Shield of Maryland ("BC/BS") accounted for 44.4% and 49.1% of the revenues of the Company's health care services segment during the year ended 1996 and the nine months ended September 30, 1997, respectively. Such revenues represented 22.5% and 26.4% of the Company's consolidated revenues during such 1996 and 1997 periods, respectively. A termination of or failure to renew the agreements between BC/BS and the Company could have a material adverse effect on the Company's results of operations and financial condition.

Technology-Related Uncertainties
--------------------------------

     Government Regulation. The Company's laser products are subject to strict governmental regulations which materially affect the Company's ability to manufacture and market these products and directly impact the Company's overall prospects. All laser devices to be marketed in interstate commerce are subject to the laser regulations required by the Radiation Control for Health and Safety Act, as administered by the U.S. Food and Drug Administration (the "FDA"). Such Act imposes design and performance standards, labeling and reporting requirements, and submission conditions in advance of marketing for all medical laser products. The Company's laser systems produced for medical use require pre-market approval by the FDA before they can be marketed in the United States. Each separate medical device requires a separate FDA submission, and specific protocols have to be submitted to the FDA for each claim made for each medical device. In addition, laser products marketed in foreign countries are often subject to local laws governing health product development processes which may impose additional costs for overseas product development. The Company cannot determine the costs or time it will take to complete the approval process and the related clinical testing for its medical laser products. Future legislative or administrative requirements in the United States, or elsewhere, may adversely affect the Company's ability to obtain or retain regulatory approval for its laser products. The failure to obtain required approvals on a timely basis could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company has completed clinical studies in Phase 2a and 2b for PRK. Such data were presented to the FDA and on September 17, 1997 the Company was granted permission to expand into Phase 3 Myopic PRK studies. The Phase 3 PRK clinical investigation is now under way. The Company is also conducting a Phase 2 trial for PARK (Photo-Astigmatic Refractive Keratectomy). The FDA has informed the Company that it may combine the results from all its studies in its PMA application. That application is being prepared for submission in late 1997 or early 1998. The Company also has an Investigational Device Exemption approved by the FDA for the treatment of glaucoma by laser trabeculodissection. The Company has recently completed a Phase 1 study in blind eyes and will submit the results to the FDA to request expansion into a small population of sighted glaucoma patients.

     Uncertainty Concerning Patents. Should LaserSight Technologies' lasers infringe upon any valid and enforceable patents in international markets, or by Pillar Point Partners (a partnership of which the general partners are subsidiaries of Visx and Summit Technologies) in the U.S., then LaserSight Technologies may be required to license such technology from them. In connection with its settlement of litigation with Pillar Point Partners, the Company agreed to notify Pillar Point Partners before the Company begins manufacturing or selling its laser systems in the United States. Should such licenses not be obtained, LaserSight Technologies might be prohibited from manufacturing or marketing its PRK-UV lasers in these countries where patents are in effect. The Company's international sales accounted for 47% and 42%, of the Company's total revenues during 1996 and the nine months ended September 30, 1997, respectively.

     Competition. The vision correction industry is subject to intense, increasing competition. The Company competes against both alternative and traditional medical technologies (such as eyeglasses, contact lenses and radial keratotomy ("RK")) and other laser manufacturers. Many of the Company's competitors have existing products and distribution systems in the marketplace and are substantially larger, better financed, and better known. A number of lasers manufactured by other companies have either received, or are much further advanced in the process of receiving, FDA approval for specific procedures, and, accordingly, may have or develop a higher level of acceptance in some markets than the Company's lasers. The entry of new competitors into the markets for the Company's products could cause downward pressure on the prices of such products and a material adverse effect on Company's business, financial condition and results of operations.

     Technological Change. Technological developments in the medical and laser industries are expected to continue at a rapid pace. Newer technologies and surgical techniques could be developed which may offer better performance than the Company's laser systems. The success of any competing alternatives to PRK could have a material adverse effect on the Company's business, financial condition and results of operations.

     New Products. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of its new LaserScan LSX excimer laser and other new products and enhancements, or that its new products and enhancements will be accepted in the marketplace, including the Company's ADK product licensed in September 1997. As is typical in the case of new and rapidly evolving industries, demand and market acceptance for recently introduced technology and products are subject to a high level of uncertainty. In addition, announcements of new products (whether for sale in the near future or at some later date) may cause customers to defer purchasing existing Company products.

     Uncertainty of Market Acceptance of Laser-Based Eye Treatment. The Company believes that its achievement of profitability and growth will depend in part upon broad acceptance of PRK or LASIK (Laser In Situ Keratomileusis) in the United States and other countries. There can be no assurance that PRK or LASIK will be accepted by either the ophthalmologists or the public as an alternative to existing methods of treating refractive vision disorders. The acceptance of PRK and LASIK may be affected adversely by their cost, possible concerns relating to safety and efficacy, general resistance to surgery, the effectiveness and lower cost of alternative methods of correcting refractive vision disorders, the lack of long-term follow-up data, the possibility of unknown side effects, the lack of third-party reimbursement for the procedures, any future unfavorable publicity involving patient outcomes from use of PRK or LASIK systems, and the possible shortages of ophthalmologists trained in the procedures. The failure of PRK or LASIK to achieve broad market acceptance could have a material adverse effect on the Company's business, financial condition and results of operations.

     International Sales. International sales may be limited or disrupted by the imposition of government controls, export license requirements, political instability, trade restrictions, changes in tariffs, difficulties in staffing and coordinating communications among and managing international operations. Additionally, the Company's business, financial condition and international results of operations may be adversely affected by increases in duty rates, difficulties in obtaining export licenses, ability to maintain or increase prices, and competition. To date, all sales made by the Company have been denominated in U.S. dollars. Due to its export sales, however, the Company is subject to currency exchange rate fluctuations in the U.S. dollar, which could increase the price in local currencies of the Company's products. This could in turn result in longer payment cycles and greater difficulty in collection of receivables. See "--Receivables" above. Although the Company has not experienced any material adverse effect on its operations as a result of such regulatory, political and other factors, there can be no assurance that such factors will not have a material adverse effect on the Company's operations in the future or require the Company to modify its business practices.

     Potential Product Liability Claims; Limited Insurance. As a producer of medical devices, the Company may face liability for damages to users of such devices in the event of product failure. The testing and use of human care products entails an inherent risk of negligence or other action. An award of damages in excess of the Company's insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations. While the Company maintains product liability insurance, there can be no assurance that any such liability of the Company will be included within its insurance coverage or that damages will not exceed the limits of its coverage. The Company's insurance coverage is limited to $6,000,000, including up to $5,000,000 of coverage under an excess liability policy.

     Manufacturing Risks. The Company contracts with third parties for certain components used in its lasers. Several of these components are provided by a single vendor. If any of these sole-source suppliers were to cease providing components to the Company, the Company would have to locate and contract with a substitute supplier, and there can be no assurances that such substitute supplier could be located and qualified in a timely manner or could provide required components on commercially reasonable terms. An interruption in the supply of laser components could have a material adverse effect on the Company's business, financial condition and results of operations.

     No Backlog; Concentration of Sales at End of Quarter. The Company has historically operated with little or no backlog because its products are generally shipped as orders are received. Historically, the Company has received and shipped a significant portion of its orders for a particular quarter near the end of the quarter. As a result, the Company's operating results for any quarter often depend on orders received and laser systems shipped late in that quarter. Any delay in such orders or shipments may cause a significant fluctuation in period-to-period operating results.


                                 USE OF PROCEEDS

     If all of the 1997 Warrants (with an exercise price of $5.91 per share) are exercised, the Company will realize proceeds in the amount of $4,668,900. Such proceeds will be contributed to the working capital of the Company and used for general corporate purposes. The Company will not receive any proceeds from any sale of the Shares by the Selling Shareholders.

                                 CAPITALIZATION

     The following table sets forth (i) the capitalization of the Company at September 30, 1997, and (ii) the capitalization of the Company at such date, as adjusted to reflect the redemption of 305 shares of Series B Preferred Stock on October 28, 1997.

                                                                          September 30, 1997
                                                                          ------------------

                                                                       Actual            Pro forma
                                                                       ------            ---------

Current portion of capital lease obligation                      $    224,549         $    224,549
                                                                 ============         ============

Long-term obligations                                            $    971,018         $    971,018

Redeemable Convertible Preferred Stock, Series B,
par value $.001 per share; authorized
10,000,000 shares; actual 1,600; pro forma 1,295                   14,374,027           11,633,978

Stockholders' Equity:

Common Stock, par value $.001 per share
authorized 20,000,000 shares; actual and
pro forma 10,149,872 shares                                            10,150               10,150

Additional paid-in capital                                         40,018,241           39,586,290

Paid-in capital-warrants                                              592,500              592,500

Stock subscription receivable                                      (1,140,000)          (1,140,000)

Accumulated deficit                                               (10,112,240)         (10,112,240)

Treasury stock, actual
and pro forma, 170,200 shares                                        (632,709)            (632,709)
                                                                 -------------        -------------

Total capitalization and stockholders' equity                   $  44,080,987        $  40,908,987
                                                                ==============       ==============

                            DESCRIPTION OF SECURITIES

     The following description of the Company's capital stock is not complete and is subject in all respects to the Delaware General Corporation Law (the "DGCL") and to the provisions of the Company's Certificate of Incorporation, as amended (the "Charter"), and By-Laws.

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, $.001 par value, issuable in series. As of December 10, 1997, 9,984,672 shares of Common Stock were outstanding (not including shares issuable upon the exercise of outstanding stock options or upon the conversion of outstanding preferred stock). As of December 10, 1997, the only shares of preferred stock outstanding were 1,295 shares of the Series B Preferred Stock.

Common Stock

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to share pro rata in such dividends and other distributions, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any prior rights accruing to any holders of preferred stock. Upon the liquidation or dissolution of the Company, the holders of Common Stock are entitled to share proportionally in all assets available for distribution to such holders. Holders of Common Stock have no preemptive, redemption or conversion rights. The outstanding shares of Common Stock issued are fully paid and nonassessable.

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

Preferred Stock

     The Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which the Company may designate and issue.

Series A Convertible Preferred Stock

     On January 10, 1996, the Company issued 116 shares of Series A Convertible Preferred Stock, par value $.001 per share (the "Series A Preferred Stock"). All of such shares had been converted into Common Stock.

Series B Convertible Participating Preferred Stock

     On August 29, 1997, the Company issued 1,600 shares of Series B Preferred Stock. On October 28, 1997, the Company completed an optional redemption of 305 of such shares by paying $3,172,000 (including a 4% redemption premium).

     The Series B Preferred Stock is convertible in whole or in part into Common Stock at the option of any holder of Series B Preferred Stock on any date or dates until August 29, 2000, on which date all Series B Preferred Stock remaining outstanding will automatically be converted into Common Stock. As of any applicable conversion date, the conversion price will equal the lesser of $6.68 per share of Common Stock or the average of the three lowest closing bid prices of the Common Stock during the 20 trading days preceding such conversion date (during the 30 trading days preceding the conversion date if the five-day average price of the Common Stock on February 25, 1998 is less than $5.138 per share). If a conversion occurs when the Common Stock is not listed on the Nasdaq National Market, the American Stock Exchange or the New York Stock Exchange, the otherwise-applicable conversion price will be multiplied by 0.93.

     Following its redemption of 305 shares of Series B Preferred Stock in October 1998, the Company has the option (but only after its sale or license of the IBM patents to third parties and subject to the absence of any mandatory redemption events or defaults having occurred, and subject to certain procedures) to redeem up to an additional 335 shares of the Series B Preferred Stock (for a total of 640 shares, or 40% of the number issued) for cash by giving notice to the holders of the Series B Preferred Stock at least 10 business days before the redemption and, in any event, no later than January 12, 1998. The redemption price payable by the Company in the event of such a voluntary redemption would include a premium equal to 14% (for redemptions completed between December 28 and January 26, 1998). Dividends on the Series B Preferred Stock are payable only to the extent that dividends are payable on the Company's Common Stock. Each outstanding share of Series B Preferred Stock entitles the holder thereof to a liquidation preference equal to the sum of $10,000 plus the amount of unpaid dividends, if any, accrued on such share.

     In addition, the Series B Preferred Stock is subject to redemption at the option of its holders should the Company default on certain obligations. Under these provisions, if for any reason the Company's shareholders do not approve by December 26, 1997 (or such later date as may be approved by all of the holders of the Series B Preferred Stock) the possible issuance of an indefinite number of shares of Common Stock upon conversion of the Series B Preferred Stock, the Company will be obligated to redeem, at the Special Redemption Price (as defined below), a number of shares of Series B Preferred Stock sufficient to cause the aggregate number of Shares issuable after giving effect to such partial redemption to equal no more than 50% of the aggregate number of common shares that could then be issued without breaching the 1,995,534 share limitation resulting from a listing rule of the Nasdaq National Market. For this purpose, the "Special Redemption Price" means a cash payment equal to the greater of (i) the liquidation preference of $10,000 multiplied by 125% or (ii) the current value of the Common Stock, using the price per share of Common Stock, which the holders of such shares of Series B Preferred Stock would otherwise be entitled to receive upon conversion. Such redemption must be completed within five business days of the event which required such redemption. Any delay in payment beyond such five business days will cause such redemption amount to accrue interest at the rate of 1% per month during the first 30 days, pro rated daily (2% monthly, pro rated daily, thereafter).

Delaware Law and Certain Charter Provisions

     The Company is subject to the provisions of Section 203 of the DGCL. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the corporation's board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder which is not shared pro rata with the other stockholders of the Company. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation's voting stock.

     The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. In addition, the By-Laws of the Company may, subject to the provisions of DGCL, be amended or repealed by a majority vote of the Company's Board of Directors.

     The Charter contains certain provisions permitted under the DGCL relating to the liability of directors. These provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The Charter contains provisions indemnifying the directors and officers of the Company to the fullest extent permitted by the DGCL. The Company also has a directors' and officers' liability insurance policy which provides for indemnification of its directors and officers against certain liabilities incurred in their capacities as such. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

Warrants

     In connection with the private placement of Series A Preferred Stock on January 10, 1996, the Company issued to its placement agent, Spencer Trask Securities Incorporated ("Spencer Trask") and to an assignee of Spencer Trask, the 1996 Warrants to purchase an aggregate of 17,509 shares of Common Stock at an exercise price of $13.25 per share. The 1996 Warrants may be exercised at any time through January 10, 1999.

     In connection with the establishment of its FCC credit facility in April 1997, the Company issued to FCC the 1997 FCC Warrants to purchase an aggregate of 500,000 shares of Common Stock at an exercise price of $6.0667 per share. In addition, the 1997 FCC Warrants have certain anti-dilution features which provide for approximately 50,000 additional shares pursuant to the issuance of the Series B Preferred Stock. The 1997 FCC Warrants may be exercised at any time after March 31, 1998 but prior to April 1, 2002.

     In connection with the 1997 Private Placement, the Company agreed to issue to the holders and the Placement Agent the Series B Warrants to purchase 750,000 and 40,000 shares, respectively, of Common Stock at a price of $5.91 per share at any time before August 29, 2002. The Company is obligated to register the shares of Common Stock issuable upon exercise and conversion of the Series B Warrants for resale under the Securities Act.

                              PLAN OF DISTRIBUTION

     Conversion Shares. The Company will issue Conversion Shares upon the conversion from time to time of the 1,295 shares of Series B Preferred Stock presently outstanding by the holders thereof pursuant to the terms governing the Series B Preferred Stock. (The Company has redeemed 305 shares of Series B Preferred Stock on October 28, 1997 and may, at its option, redeem up to an additional 335 shares on or before January 26, 1998. Any Series B Preferred Stock not so converted or redeemed before January 26, 1998 will be automatically converted into Conversion Shares on August 29, 2000.)

     Warrant Shares. The Company will issue Warrant Shares from time to time upon the exercise of the 1997 Warrants by the holders thereof. The Company will receive from such holders the exercise price of the 1997 Warrants upon such exercise. The Series B Preferred Stock and 1997 Warrants were issued by the Company in a private placement in August 1997. See "Description of Securities."

The Company will not receive any proceeds from the resale of the Shares.

     Pursuant to this Prospectus, all or a portion of the Shares may be sold from time to time by the Selling Shareholders or, subject to certain conditions, their pledgees, donees, transferees or other successors-in-interest, including, without limitation, Bear, Stearns International Limited. The Company has been advised by the Selling Shareholders that there are no underwriting arrangements with respect to the sale of Common Stock and that the Shares will be offered for sale in transactions on The Nasdaq Stock Market, in negotiated transactions or through a combination of both, at prices related to such prevailing market prices at the time of sale, or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for which such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation may be in excess of customary commissions). In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers.

     The Selling Shareholders and any broker-dealer who acts in connection with the resale of the Shares hereunder, may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and/or profit on any resale thereof as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to the Common Stock for a period of one business day prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M. These provisions may limit the timing of purchases and sales of shares of Common Stock by the Selling Shareholders.

     A supplement to this Prospectus will be filed, if required, to disclose (i) the name of the participating broker-dealer(s), (ii) the number of Shares involved, (iii) the price at which such Shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, and (v) other facts material to the transaction, including the name and other information regarding the Selling Shareholders.

     The Company is required to maintain the effectiveness of the Registration Statement until such time as all of the Shares have been disposed of in accordance with the intended methods of disposition set forth in the Registration Statement or the Shares are no longer subject to volume or manner of sale restrictions under the securities laws.

                              SELLING SHAREHOLDERS

     The following table sets forth certain information with regard to the beneficial ownership of Series B Preferred Stock by the Selling Shareholders, the beneficial ownership of Common Stock by the Selling Shareholders (where indicated by footnote, on a pro forma basis as if all 1,295 outstanding shares of Series B Preferred Stock had been converted into Common Stock on December 10,
1997), and the number of shares of Common Stock to be offered by the Selling Shareholders (also on a pro forma basis where indicated). The actual number of shares of Common Stock beneficially owned or offered may vary and will be reflected in a supplement to this Prospectus. See "The Offering."

                              Shares of
                              Preferred                                  Shares of
                                Stock       Common Stock Beneficially      Common             Common Stock
                              Presently              Owned                  Stock           Beneficially Owned
Selling Shareholder           Owned (1)      Prior to the Offering        to be Sold        After the Offering
-------------------           ---------      ---------------------        ----------        ------------------

                                           Conversion      Warrant                    Number       Percent of
                                            Shares(1)     Shares(2)                 of Shares     Outstanding*
CC Investments, LDC              404     1,186,055        234,375     1,420,430          --              --
Societe Generale                 243       713,393        140,625       854,018          --              --
Shepherd Investments             324       951,193        187,500     1,138,693          --              --
   International, Ltd.
Stark International              324       951,193        187,500     1,138,693          --              --
Harlan P. Kleiman                N/A            --         26,516        26,516          --              --
Robert K. Schacter               N/A            --          8,188         8,188          --              --
Thomas J. Griesel                N/A            --          1,416         1,416          --              --
Steven Lamar                     N/A            --          3,880         3,880          --              --
--------------

*  Without giving effect to any exercise of the 1997 Warrants.

1 As of the date of this Prospectus, no Selling Shareholder owned any shares of Common Stock. The number of Conversion Shares indicated is the pro forma number that would have been owned by a Selling Shareholder if it had converted all of its shares of Series B Preferred Stock into Common Stock as of December 10, 1997, without giving effect to the NASDAQ 20% Limit. The actual number of Conversion Shares to be received by such Selling Shareholder, which may be significantly more or less than the number indicated, will be reflected in a supplement to (or amendment of) this Prospectus following the conversion of such Series B Preferred Stock.

2 Assumes the exercise in full by such Selling Shareholder of a warrant to purchase Common Stock. See "Description of Securities--Warrants."

                                  LEGAL MATTERS

     The legality of the Shares offered hereby has been passed upon for the Company by Sonnenschein Nath & Rosenthal, Chicago, Illinois.


                                     EXPERTS

     The consolidated financial statements of LaserSight Incorporated and subsidiaries as of December 31, 1996 and for each of the years in the two-year period then ended have been incorporated herein by reference and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and in the Registration Statement upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of LaserSight Incorporated and subsidiaries for the year ended December 31, 1994 have been incorporated herein and in the Registration Statement in reliance upon the report of Lovelace, Roby & Company, P.A., independent certified public accountants, incorporated by reference herein and in the Registration Statement upon the authority of said firm as experts in accounting and auditing.

                              AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act with respect to the Shares offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules of the Commission. For further information with respect to the Company and the Shares, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or any document referred to are not necessarily complete. With respect to each such contract or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission. A copy of the Registration Statement, including exhibits and schedules thereto, filed by the Company with the Commission, as well as other reports, proxy statements and other information filed by the Company may be inspected without charge at the office of the Commission, 450 Fifth Street, N.W., Washington, D.C., and at the following Regional Offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York, and 500 West Madison Street, Suite 1400, Chicago, Illinois. Copies of such material can be obtained, upon payment of prescribed fees at the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov. Such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution

    SEC registration fee...........................................  $ 9,290.93
    Legal fees and expenses........................................  $ 30,000.00
    Accountants' fees..............................................  $ 10,000.00
    Miscellaneous..................................................  $    709.07
                                                                     -----------
        Total......................................................  $ 50,000.00
                                                                     ===========
    ---------------------------------------


    The foregoing items, except for the SEC registration fee, are estimated.


Item 15.  Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify its directors and officers as well as other employees and individuals in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. In addition, pursuant to the authority of Delaware law, the Certificate of Incorporation, as amended, of the Company also eliminates this monetary liability of directors to the fullest extent permitted by Delaware law.

     The Company maintains directors' and officers' liability insurance policies covering certain liabilities of persons serving as officers and directors and providing reimbursement to the Registrant for its indemnification of such persons.

Item 16.  Exhibits

     The exhibit index set forth on page II-3 of this Registration Statement is hereby incorporated herein by reference.

                                INDEX TO EXHIBITS


Exhibit
  No.                Description

 5.1   Opinion of Sonnenschein Nath & Rosenthal.
23.1   Consent of KPMG Peat Marwick LLP.
23.2   Consent of Lovelace, Roby & Company, P.A.
23.3   Consent of Sonnenschein Nath & Rosenthal (see Exhibit 5.1).
24.1   Powers of Attorney.*
------------------------------------

*    Previously filed.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form S-3 and has duly caused this Amendment to Registration Statement to be filed on its behalf by the undersigned, thereunto duly authorized in the County of St. Louis, State of Missouri, this 15th day of December, 1997.

                                 LASERSIGHT INCORPORATED

                                 By:  /s/ Gregory L. Wilson
                                     -----------------------
                                      Gregory L. Wilson, Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities on the dates indicated.


/s/ Michael R. Farris*                                         December 15, 1997
----------------------------------------------
Michael R. Farris, President, Chief Executive
Officer, and Director

/s/ Francis E. O'Donnell, Jr., M.D.*                           December 15, 1997
----------------------------------------------
Francis E. O'Donnell, Jr., M.D., Chairman of the
Board and Director

/s/ J. Richard Crowley*                                        December 15, 1997
----------------------------------------------
J. Richard Crowley, Director


----------------------------------------------                 December __, 1997
Terry A. Fuller, Ph.D., Director

/s/ Richard C. Lutzy*                                          December 15, 1997
----------------------------------------------
Richard C. Lutzy, Director

/s/ David T. Pieroni*                                          December 15, 1997
----------------------------------------------
David T. Pieroni, Director

/s/ Thomas Quinn*                                              December 15, 1997
----------------------------------------------
Thomas Quinn, Director

/s/ Gregory L. Wilson                                          December 15, 1997
----------------------------------------------
Gregory L. Wilson, Chief Financial Officer
(Principal financial and accounting officer)
---------------------

*/   By: /s/ Gregory L. Wilson
        -------------------------
       (Gregory L. Wilson, as Attorney-in-Fact)